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                                                                       EXHIBIT 4


                   [BancBoston Robertson Stephens Letterhead]



                               September 17, 1999

Steve Powell
Prudential Securities Inc.
Fourteen Piedmont Center, Suite 310
Atlanta, GA 30305

Dear Mr. Powell:

Thank you for your continued interest in pursuing a business combination transaction with our client, Rawlings Sporting Goods Company, Inc. ("Rawlings" or the "Company"). On behalf of Rawlings, I would like to outline the procedures and timeline anticipated with respect to the submission of final, binding offers ("Offers") to acquire Rawlings. As we have discussed, the process is proceeding on an expedited basis.

We are enclosing the form of transaction agreement (the "Agreement") that we are asking all prospective bidders to mark-up to show any proposed modifications or additional terms and conditions they suggest or require as part of their definitive proposal. As you will see, we have structured the proposed transaction as a two-step cash tender offer followed by a cash merger. However, we are prepared to consider alternative transaction structures if you prefer. You will receive a copy of the Company Disclosure Schedule referred to in the Agreement within the next week.

All proposed changes should be marked clearly on the enclosed form of Agreement. PLEASE DO NOT RETYPE THE AGREEMENT, AS THIS WILL DELAY ITS REVIEW. Any proposed changes to the Agreement will be an important and integral component of your final Offer. We strongly encourage you to discuss any questions you may have about the Agreement and any changes you expect to suggest to the Agreement with us or with Skadden, Arps, Slate, Meagher & Flom LLP, which is acting as special counsel to the Finance Committee of Rawlings' Board of Directors, prior to the submission of your Offer in order that all Offers can be reviewed on a comparable basis. Questions


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or comments concerning the Agreement should be directed to Richard Easton at
(302) 651-3040 or Ron Fisher at (302) 651-3125 at Skadden, Arps.

In setting forth the due date for Offers, we have allowed substantial time to complete your due diligence, arrange any external financing and take all other steps necessary to provide a definitive Offer. Accordingly, your Offer should include the following:

1. The price that you propose to pay for 100% of the outstanding shares of the Company, including stock options and other common stock equivalents. Only Offers which are specific as to the amount of consideration will be considered. Any Offer which contains provisions which trigger an automatic increase in the consideration offered depending upon the consideration offered by others will be declared void and will not be considered.

2. A list of all corporate, shareholder, regulatory or other approvals, and any material conditions, required to consummate the transaction and your timetable for obtaining these approvals.

3. A description of your plans regarding senior management and employees of Rawlings.

4. A description of your plans for financing the acquisition. Offers that are conditioned on financing will be at a considerable disadvantage. To the extent that your Offer is contingent upon the receipt of third party financing, provide a description of the expected sources of funds, the status of the discussions with your financing sources and the steps necessary to obtain funding commitments, if not yet obtained (with as much specificity as possible in order to assist the Company in its assessment of the value of your proposed consideration). Please also provide us with the names (and contact telephone numbers) of the lending institutions and equity participants involved so that we may contact them to discuss the details of such financing.

5. A mark-up of the Agreement. As noted above, the extent and nature of any changes to the Agreement suggested or required by prospective bidders will be taken into consideration by Rawlings in evaluating Offers. Any changes that could subject Rawlings to continuing liability or make an Offer subject to further business investigation will place a prospective bidder at a competitive disadvantage. Any changes which could delay consummation or increase the risk of non-consummation of the purchase also will be viewed negatively.


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6.   A statement that you are prepared to execute the marked-up Agreement as submitted and that all necessary internal corporate approvals have been received.

All Offers which are submitted must be in accordance with the rules set forth in this letter. Rawlings, with the advice and assistance of BancBoston Robertson Stephens and its counsel, will evaluate the Offers expeditiously. In reviewing the Offers, Rawlings and BancBoston Robertson Stephens may need to discuss with interested parties the terms and conditions of their Offers for the purpose of clarifying such terms and conditions. As a result, please indicate the names and contact numbers (including home and weekend telephone numbers) of those individuals, including advisors and financing sources, who should be contacted in order to discuss your Offer.

To protect the confidentiality of the Offers which are submitted, Rawlings will not disclose the terms of any Offer or the identity of any party which has submitted an Offer except for disclosures made to governmental authorities and Rawlings' financial and other advisors and as may be required by law.

The following rules will govern the submission of Offers:

1. Three copies of your complete Offer should be sent by messenger to the attention of Joe Pellegrini, Principal, BancBoston Robertson Stephens, 555 California, 26th Floor, San Francisco, California, 94123, no later than
     5 p.m. San Francisco time, on Monday, October 4, 1999.

2. Offers cannot be made by any person acting as agent for another, whether his principal or principals are disclosed or undisclosed, and accordingly only Offers from a principal will be considered.

3. Rawlings reserves the right to discuss with any prospective bidder the terms of its Offer for the purpose of clarifying its terms. However, any such discussions are not designed to provide an opportunity for the prospective bidder to rebid or otherwise increase the amount of the Offer.

4. Each Offer will constitute a binding offer for fifteen business days after the final due date of submission, unless it is sooner returned or rejected.

5. An Offer will be deemed accepted only when a definitive Agreement shall have been executed and delivered by Rawlings. Until such time, Rawlings shall not


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have any obligations to any prospective bidder, and following such time,
Rawlings' only obligations will be those set forth in the definitive Agreement.

6. Rawlings reserves the right, in its sole discretion and without any liability therefor, to withhold any or all information from any party or to modify the terms and conditions of or terminate this process at any time (including, negotiating with any prospective bidder and entering into a definitive Agreement without prior written notice to any person). The Company also reserves the right to reject any and all Offers without providing reasons therefor.

As of 5 p.m. San Francisco time, on Monday, October 4, 1999, we will assume that all parties have submitted their best Offer. You should not assume that we will provide you with an opportunity to increase your Offer. It is Rawlings' intention to promptly evaluate the Offers with the objective of selecting a purchaser and entering into a definitive Agreement and consummating a transaction as expeditiously as possible. Therefore, prospective bidders should be available to commence negotiations at the offices of Stinson, Mag & Fizzell, P.C. in St. Louis beginning soon thereafter.

Should you have any questions regarding the procedures outlined in this letter, please do not hesitate to contact me at (415) 693-3558 or Anand Gowda at (415) 676-2945. Management or employees of Rawlings should not be contacted directly.

On behalf of Rawlings, we look forward to receiving your Offer.


                                                        Sincerely,

                                                        /s/ Joseph A. Pellegrini

                                                        Joseph A. Pellegrini
                                                        Principal


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